

Mail Stop 4561

October 3, 2017

Mark McClain
Chief Executive Officer
SailPoint Technologies Holdings, Inc.
11305 Four Points Drive, Building 2, Suite 100
Austin, TX 78726

> **Re:** **SailPoint Technologies Holdings, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 15, 2017**
> **CIK No. 0001627857**

Dear Mr. McClain:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2017 letter.

Key Metrics, page 14

1. We have considered your response to prior comment 5 and your revised disclosure. Your basis for the adjustments relating to cash paid for interest and sponsor-related costs is not clear. Item 10(e)(1)(ii)(A) of Regulation S-K states that non-GAAP liquidity measures must not exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 67

2.   We note your response to prior comment 11 where you indicate that no individual foreign country accounts for a significant portion of your revenue. Please tell us whether any foreign region is significant and if so, revise to disclose revenue by geographic region. In this regard, we note that your management team includes a General Manager, EMEA, which suggests that this may be a meaningful geographic region.

3.   We have reviewed your response to prior comment 12 where you indicate that "providing additional information related to the increased license sales to existing customers, increased renewals and new cloud-based offerings would not provide meaningful clarity to changes in revenue and could potentially be misleading." Please explain the basis for this statement since you present those categories without quantification as the causes for increased revenues. Please quantify for us the portions of revenue increases attributed to new customers compared to existing customers.

Audited Consolidated Financial Statements as of December 31, 2016 and for the years ended December 31, 2015 and 2016

Notes to Consolidated Financial Statements

Note 6. Intangible Assets, page F-38

4.   We note your response to prior comment 20. Please address each of the criteria in ASC 350-30-35-3 in determining a 15-year useful life for customer lists.

Note 10. Redeemable Convertible Preferred Stock, page F-41

5.   We note your response to prior comment 21. Considering that dividends on the preferred stock are cumulative and payable upon conversion or redemption of the preferred stock upon the occurrence of the IPO it is not clear why the carrying amount of the preferred stock has not been increased to reflect the accretion of such dividends. Please cite the authoritative accounting guidance you are relying upon to support that the events above are not probable of occurring. Also, provide us with an analysis of how a pro forma financial presentation will reflect the occurrence of redemption and/or conversion of the preferred stock, including accrued dividends, in connection with the IPO. In this regard it appears pro forma presentation pursuant to Rule 11-08(a)(8) of Reg. S-X may be required to reflect the redemption and/or conversion. Please advise or revise.

Liquidation, page F-41

6.   We note your disclosure indicating that upon liquidation, the holders of the preferred

stock shall be entitled to receive $1,000 in cash for each share plus any accrued but unpaid dividends. Please revise to clarify what is meant by "accrued but unpaid." In this regard, we note that your historical financial statements do not reflect accrued dividends.

Redemption, page F-41

7.   We note from your response to prior comment 21 that your preferred stock is redeemable at the preferred stockholders' option in connection with an initial public offering with gross proceeds of less than $50 million. Please revise to clarify this fact in your disclosures.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director
                                                Office of Information Technologies
                                                and Services

cc: Paul R. Tobias, Esq.
        Vinson & Elkins L.L.P.